Exhibit 99.3

G Medical Innovations Holdings Ltd. Reports Financial Results for the Six Months Ended June 30, 2021, with Revenue up 45.5%

●	Demand for patient monitoring services recovering with revenue increasing 45.5% in first half of 2021

●	Accelerating growth strategy with expansion of Prizma and Cardiac sales team

●	UnityPoint Prizma vital signs pilot study to start end of September; new cardiac services program underway

●	Continued focus on inorganic growth strategy via synergistic acquisitions

●	Strengthened balance sheet with initial public offering (“IPO”) raising gross proceeds of $15.0 million

TEL AVIV and ILLINOIS, September 15, 2021 (GLOBE NEWSWIRE) -- G Medical Innovations Holdings Ltd. (NASDAQ:GMVD) (“G Medical” or the "Company"), a telehealth, medical device, and remote patient monitoring company providing clinical-grade solutions for consumers, medical professionals, and healthcare institutions, today announced financial results for the six months ended June 30, 2021.

“Our financial performance for the six months ended June 30, 2021, closes out a solid start to the first half of the fiscal year,” said Dr. Yacov Geva, President and CEO of G Medical Innovations. “Sales growth of more than 45% in the first half of the year shows that we are gradually recovering from the pandemic. We also believe the positive trends that were already underway prior to the COVID-19 pandemic are accelerating as telehealth is increasingly recognized as an essential technology by patients and healthcare providers. Blending physical, virtual, and automated care is a game changer for patients and providers alike. Based on our pipeline of existing opportunities for our Prizma and medical monitoring services, the engagement of GRS, a subsidiary of Guthy-Renker, to promote the Prizma G2 on TV, social media, radio and print through 2023, and the improvement in demand for our services, we remain optimistic about our growth prospects. In support of our growth strategy, we are expanding both Prizma evaluations and cardiac service monitoring opportunities with healthcare providers and expect to see recognition of these activities in 2022.”

Dr. Geva continued, "We are making significant, targeted investments during the second half of 2021, with increased sales and marketing capabilities, expansion of our medical monitoring technical teams while continuing to evaluate inorganic opportunities that could enhance our commercial portfolio. With a focus on investing for future growth, we believe the underlying fundamentals of our business are solid and that we are well positioned for the future.”

“The Company has embarked on a significant expansion of its salesforce with the recent hiring of 5 experienced regional sales executives with plans to add an additional 20 sales representatives by the end of 2021.The expanded salesforce will be focused exclusively on the U.S. market to accelerate G Medical’s revenue through enhanced presence in new geographies, development of new channels and increased adoption by existing customers.”

Financial Results

Total revenues for the first half of 2021 increased by 45.5% to $2,925,000, compared to $2,010,000 in the first half of 2020. The increase in revenues is primarily attributable from monitoring services, and the positive impact of lifting of social restrictions related to Covid-19, which led to patients returning to their doctors for medical tests.

Net loss for the first half of 2021 declined 39.3% to ($4,771,000), or ($0.51) per share, compared to ($4,981,000), or ($0.84) per share, in the six months ended June 30, 2020. The decrease is mainly attributed to the increase in revenues.

Liquidity remains strong with cash and cash equivalents totaling $13,380,000, compared to $278,000 as of December 31, 2020. The increase compared to December 31, 2020, mainly reflects proceeds received from the Company’s IPO in the first half of 2021, less cash used in operations during the six months ended June 30, 2021.

About G Medical Innovations Holdings Ltd.

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telehealth solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease, pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device, a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiogram data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System, which is expected to provide full, continuous and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include Independent Diagnostic Testing Facility and private monitoring services. For more information, please visit https://gmedinnovations.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on G Medical’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of G Medical could differ materially from those described in or implied by the statements in this press release. For example, G Medical is using forward-looking statements when it discusses growth prospects, expanding both Prizma evaluations and cardiac service monitoring opportunities with healthcare providers and recognition of these activities in 2022, making significant, targeted investments during the second half of 2021, with increased sales and marketing capabilities, expansion of medical monitoring technical teams while continuing to evaluate inorganic opportunities that could enhance the company’s commercial portfolio, significant expansion of its salesforce and plans to add an additional 20 sales representatives by the end of 2021. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s final prospectus filed pursuant to Rule 424(b)(4) dated June 24, filed with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, G Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical is not responsible for the contents of third party websites.

Unaudited Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss
(In thousands of USD, except per share amounts)

	For the six-month period ended June 30,
	2021	2020
Revenue:
Services	2,875	1,981
Products	50	29
Total revenue	2,925	2,010
Cost of revenue:
Cost of services	1,726	2,214
Cost of sales of products	58	320
Total cost of revenue	1,784	2,534
Gross profit (loss)	1,141	(524)

Operating expenses:
Research and development expenses	619	699
Selling, general and administrative expenses	4,532	3,375
Expected credit loss	263	36
Operating loss	(4,273)	(4,634)
Finance income	447	205
Finance expenses	950	561
Financial expenses, net	503	356
Loss before tax	(4,776)	(4,990)
Income tax benefit	5	9
Loss for the period	(4,771)	(4,981)

Other comprehensive income, net of tax:
Items that will or may be reclassified to profit or loss:
Exchange gains arising on translation of foreign operations	-	-
Other comprehensive income	-	-
Total comprehensive loss for the period	(4,771)	(4,981)

Loss for the period attributed to:
Non-controlling interests	(77)	(81)
The Company's shareholders	(4,694)	(4,900)
	(4,771)	(4,981)
Total comprehensive loss for the period attributed to:
Non-controlling interests	(77)	(81)
The Company's shareholders	(4,694)	(4,900)
	(4,771)	(4,981)
Basic and diluted loss per share attributable to the Company's shareholders in USD	*US$ (0.51)	*US$ (0.84)

*After	giving effect to the reverse stock split (see also Note 4).

 Unaudited Interim Condensed Consolidated Statements of Financial Position
(In thousands of USD)

		June 30,	**December 31,
	Note	2021	2020
Assets
Cash and cash equivalents		13,380	278
Restricted deposit		629	630
Inventories		46	90
Trade receivables, net		672	717
Other accounts receivable		718	1,420
Total current assets		15,445	3,135

Other accounts receivable		233	-
Property, plant and equipment, net		1,542	2,315
Total non-current assets		1,775	2,315
Total assets		17,220	5,450

Liabilities and Shareholder’s
Short term loan and current portion of long-term loans		426	1,635
Trade payables		3,302	*3,105
Loan from controlling shareholder		642	272
Convertible debenture	3,6	1,331	194
Derivative liabilities – warrants	3,6	343	359
Short term portion of lease liability		127	255
Financial liability		-	-
Other accounts payable		3,993	*2,081
Total current liabilities		10,164	7,901

Long term lease liability		13	50
Long term loans		393	448
Total non-current liabilities		406	498

Shareholder’s Equity (Deficit)
Ordinary shares		1,212	819
Other reserve		1,500	1,500
Translation reserve		2	2
Additional paid in capital		81,234	67,257
Accumulated deficit		(80,570)	(75,876)
G Medical Innovations Holdings Ltd. shareholders' equity (deficit)		3,378	(6,298)
Non-controlling interest		3,272	3,349
Total shareholders' equity (deficit)		6,650	(2,949)
Total Liabilities and Shareholders’ Equity (Deficit)		17,220	5,450

(*) Reclassification

(**) The December 31, 2020 balances were derived from the Company’s audited annual financial statements.

G Medical Innovations Holdings Ltd. Company Contact

Investor Relations

TraDigital IR

Kevin McGrath

+1-646-418-7002

kevin@tradigitalir.com

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